NEWS RELEASE 10-37	NOVEMBER 8, 2010

FRONTEER BUILDS ADDITIONAL HIGH-GRADE GOLD AT LONG CANYON WITH 10.46 G/T GOLD OVER 39.3 METRES

Fronteer Gold (FRG - TSX/NYSE-Amex) announces that ongoing drilling to the northeast of the current resource area continues to intersect wide intervals of high-grade gold at its wholly owned Long Canyon gold project in Nevada. Fronteer Gold recently completed the acquisition of AuEx Ventures, thereby consolidating 100% ownership of its flagship Long Canyon project and creating a dominant position in the emerging Pequop Gold District.

“The Long Canyon deposit is the type of foundational asset upon which major mining companies have historically been built. Long Canyon is viewed a ‘company-maker’ for Fronteer Gold, with its combination of high grades, simple metallurgy, resource upside and favourable jurisdiction. We are well funded to advance Long Canyon on a 100% basis as we push forward on our development timeline,” says Fronteer Gold President and CEO Mark O’Dea.

Six drill rigs are currently operating as part of the year’s ongoing 70,000-metre program. New results include:

  10.46 g/t gold over 39.3 metres, including 16.72 g/t gold over 15.2 metres in LC556C;
  6.35 g/t gold over 38.1 metres, including 10.59 g/t gold over 16.9 metres in LC548C;
  5.15 g/t gold over 42.7 metres in LC541C;
  5.29 g/t gold over 33.2 metres, including 20.23 g/t gold over 5.2 metres in LC557C;
  3.14 g/t gold over 46.3 metres, including 13.30 g/t gold over 9.8 metres in LC564C;
  6.38 g/t gold over 17.1 metres in LC561C;
  5.28 g/t gold over 13.0 metres, including 18.34 g/t gold over 2.7 metres in LC547C;
  8.42 g/t gold over 6.1 metres, including 34.3 g/t gold over 1.2 metres in LC555C.

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 30-100% of the reported lengths. Intervals less than 1 g/t are not reported in this press-release table. "C" indicates a core hole. For a PDF of comprehensive drill results, including new and non-reportable intercepts, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillResults1037.pdf

This new drilling, concentrated to the northeast of the current resource area, further defines a thick, high-grade zone with broad lateral continuity along a recently recognized east-northeast trend. For a cross-section showing the geometry described above, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonCrossSection1037.pdf

For a map highlighting the location of the cross-section and other new drilling, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillMap1037.pdf

THE NEAR-TERM PROGRAM
Fronteer Gold is efficiently advancing the project toward production. A $20-$25 million development/exploration program is planned for 2011, including near-term goals of:

  an updated resource and Preliminary Economic Assessment in early 2011;
  75,000 metres of exploration and development drilling;
  initiating permitting;
  an additional resource update near year-end 2011; and,
  commencing feasibility stage.

BOARD APPOINTMENT
Fronteer Gold welcomes Ronald L. Parratt to our Board of Directors. Mr. Parratt was formerly President and CEO of AuEx Ventures and currently President and CEO of Renaissance Gold. Mr. Parratt brings a wealth of exploration and development experience in Nevada to the board.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our financial strength and solid operational team give us the ability to advance our key gold projects to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Additionally, we have 100% ownership of Aurora Energy Resources Inc, developer of one of the world’s largest uranium deposits, based in Labrador, Canada. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Patrick Reid, Senior Director, Institutional Marketing
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Moira Smith, P. Geo., Nevada Chief Geologist for Fronteer Gold, is the company's designated Qualified Person for this news release and has reviewed and validated that the information contained in the release accurate. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 30-100% of the reported lengths. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold's Annual Information form and Fronteer Gold's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.